

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Pedro Arnt
Chief Financial Officer
MercadoLibre, Inc.
Arias 3751, 7th Floor
Buenos Aires, C1430CRG, Argentina

  Re: MercadoLibre, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed March 3, 2014
     Form 8-K
     Filed May 16, 2014
     File No. 001-33647

Dear Mr. Arnt:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Net revenues, page 59

1. Tell us what consideration you gave to explaining your increases in revenues by segment in the local currency, including quantifying the extent to which increases are due to changes in prices and changes in unit sales. In this regard, we note that inflation has had a significant impact on several of your geographies. Further, to the extent that there are

significant differences between the rate of inflation in these geographies and the rate of currency devaluation against the U.S. dollar, in either your revenue or expenses, tell us what consideration you gave to disclosing this.

Quantitative and Qualitative Disclosures About Market Risk, page 73

2.   We note your disclosures on page 106 regarding the controls and restrictions on the acquisition of foreign currencies in Argentina, and your disclosure on page 145 regarding the increase in the Argentinean peso exchange rate against the U.S. dollar during January 2014. Tell us what consideration you gave to disclosing summarized financial information and the net monetary assets and liabilities held by your subsidiary in Argentina, as well as sensitivity information regarding potential impacts of changes in exchange rates.

Form 8-K filed May 16, 2014

3.   Your disclosure indicates that you are reviewing your long-lived assets, goodwill and intangible assets with indefinite useful life for impairment considering the lower U.S. dollar-equivalent cash flows now expected from your Venezuelan business as well as considering their "current expected use in the new context." Please explain what you mean by "current expected use in the new context" and explain how this impacts the recoverability of your assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Marcelo Melamud
       Chief Accounting Officer